Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Skillsoft Corp. (f/k/a Churchill Capital Corp. II) on Form S-8, of our report dated March 12, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 10, 2021, with respect to our audit of the financial statements of Churchill Capital Corp. II as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from April 11, 2019 (inception) through December 31, 2019 appearing in the Annual Report on Form 10-K of Churchill Capital Corp. II for the year ended December 31, 2020. We were dismissed as auditors of Churchill Capital Corp. II on July 2, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

August 16, 2021